[Super 8 Motel Developers, Inc. Letterhead]

    January 9, 2002

Dear World Services Shareholder:

    We are pleased to announce that we have received tenders of approximately 57% of World Services' shares in response to our tender offer. In addition, we have revised the pricing terms of the tender offer to provide an incentive for additional shareholders to participate. Under the amended price structure, we will increase the purchase price for tendered shares if higher percentages of shares are properly tendered and not withdrawn as of the expiration date as follows:

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  $.92 per share if more than 80% of the shares are tendered;

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  $.90 per share if more than 70% (but not more than 80%) of the shares are tendered; and

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  $.85 per share if 70% or less of the shares are tendered.

    In light of these events, World Services' board of directors has approved the revised pricing terms and is recommending that you tender your shares to us. In addition, each director has agreed to tender his or her own shares in the offer. The basis for the board's decision is explained in its amended Schedule 14D-9, which is enclosed for your review and consideration.

    World Services has begun preparing proxy materials for a special meeting of shareholders to vote on an amendment of World Services' Articles of Incorporation to "opt out" of certain anti-takeover provisions of the South Dakota Statutes, which is a condition to our offer. The World Services' board of directors has agreed to recommend that you vote "FOR" this amendment. The special meeting has been tentatively set for February 20, 2002. If the amendment is approved and all other conditions are satisfied, payment will be made shortly thereafter. World Services will be mailing you proxy materials to vote on the amendment in the next few weeks. If you wish to receive payment for your shares, it is important that you promptly return your proxy card to World Services with your vote "FOR" the amendment. If you do not return your proxy card, it will count as a vote against the amendment, and if the amendment is not approved, we will not be required to complete the tender offer.

    We are also extending the expiration date for tenders and withdrawals of shares until February 21, 2002, to allow as many shareholders as possible the opportunity to tender. If we decide to extend the tender offer and withdrawal rights beyond February 21, 2002, we will publicly announce the extension no later than 9:00 a.m. Central time, on February 22, 2002, by issuing a press release and publishing an announcement in designated newspapers. The terms of our offer to purchase all of the outstanding World Services, Inc. common stock are more fully described in the Offer to Purchase dated October 3, 2001 and related tender offer materials that we have mailed to you. If you have misplaced those documents, need another copy or have any questions regarding completing the documentation, please call our office at 605-229-8899.

    We are pleased that the World Services' board members have decided to tender their shares and to recommend that you tender your shares as well. We are hopeful that enough shareholders will tender to maximize your purchase price at $.92 per share. We appreciate your patience during this process and express our thanks to all of you who have tendered shares.

Sincerely,
/s/ Harvey Aman
Harvey Aman President and COO